SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 27 March, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 27 March 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 27 March 2014

ING releases proxy materials for 2014 AGM

ING Groep N.V. announced today the availability of the proxy materials relating to its annual General Meeting (AGM) to be held on Monday 12 May 2014. The proxy materials will be available on the ING website (www.ing.com/agm) as of today.

It will be proposed to the AGM to appoint Eric Boyer de la Giroday to the Supervisory Board as per the end of the AGM. Eric Boyer de la Giroday (1952, Belgian) is currently chairman and non-executive member of the Board of Directors of ING Belgium NV/SA. He worked for ING from 1984 until his retirement in 2011, during which period he fulfilled several roles. From 2004 to 2009 he served as a member of the Executive Board of ING Group, responsible for Wholesale Banking and became vice-chairman of the Management Board Banking as of 1 January 2010. The proposed appointment is subject to approval by the Dutch central bank (DNB).

Tineke Bahlmann and Peter Elverding have decided to resign from the Supervisory Board at the end of the AGM. Luc Vandewalle will retire from the Supervisory Board at the end of the AGM, having reached the age of 70. “I want to thank Tineke, Peter and Luc for their important and valuable contributions to ING. We wish them well for the future,” said Jeroen van der Veer, chairman of the Supervisory Board.

Tineke Bahlmann was appointed to the Supervisory Board at the 2009 AGM as one of the two state nominees in the context of the financial support the Dutch State extended to ING. She has decided to resign as arrangements with the State of the Netherlands, including special voting rights of the State nominees, expired as a result of the unwinding of the Illiquid Assets Back-up Facility agreement.

Peter Elverding decided to resign because of his desire to reduce his board commitments. Peter Elverding was appointed to the Supervisory Board as of 1 August 2007. He was chairman from 27 April 2009 until 9 May 2011. Since 9 May 2011 he has been vice-chairman.

Luc Vandewalle was appointed a member of the Supervisory Board on 9 May 2011. Before this appointment he was chairman and non-executive member of ING Belgium NV/SA.

The full details of proposed appointment and the composition of the Supervisory Board are included in the proxy materials published today. The proxy materials also include:

•	The convocation for the AGM consisting of the agenda with explanation and the announcements that are required by virtue of the law and the Articles of Association of ING Groep N.V.;

•	The 2013 Annual Report of ING Groep N.V. including the Annual Accounts, other information and the reports of the Executive Board and the Supervisory Board as published on 21 March 2014. As announced on 21 March, the printed version of the ING Group Annual Report in English will be available as of 3 April 2014;

•	The proposals to amend the Articles of Association of ING Groep N.V. These proposals aim to technically facilitate the possibility of a spin-off of NN Group, as described and explained in the convocation, notwithstanding the base case of an initial public offering (IPO) of NN Group;

•	Any other information and documents as required by law.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risk factors and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 27 March 2014